MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2023.
This MD&A dated May 18, 2023, for the three months ended March 31, 2023 and 2022 and the years ended March 31, 2023 ("Fiscal 2023") and 2022 ("Fiscal 2022"), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2023 and 2022, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2023 and Fiscal 2022, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2023, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as increasing inflationary pressures, interest rates, instability in the banking sector and global economic uncertainty; our expectations regarding the costs, timing and impact of our cost reduction initiatives; events such as the ongoing COVID-19 pandemic (the "COVID-19 Pandemic") and the Russian invasion of Ukraine; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of legal proceedings, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to manage hardware component shortages and supply chain risk and the impact of shortages in the supply chain on our customers; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to execute on our cost reduction initiatives; our ability to continue investing in infrastructure and implement scalable controls,
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systems and processes to support our growth; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other litigation claims; the pricing of our offerings; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy, including changes in consumer spending; goodwill impairments and the possibility of future impairments; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 18, 2023, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including "Lightspeed", "Flame Design", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other companies to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time.
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Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, employee and inventory management (including ordering), analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a groundbreaking retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our new flagship solutions are seeing strong reception from customers globally. NuORDER by Lightspeed, once fully integrated, will provide customers with greater supplier access and inventory visibility, automate manual ordering, consolidate supplier portals into the POS, streamline omni-channel operations by making it easy to import product details and photos into the POS, and ensure use of supplier approved brand names and images. Going deep into verticals will also create opportunities for us to monetize our data up and down the supply chain. In Fiscal 2023, we announced the initial launch of Lightspeed B2B, our B2B offering, to several key North American verticals: fashion, outdoor, bikes and sporting goods. We believe our continued investment in Lightspeed B2B represents an opportunity for us to distinguish ourselves from competitors.
Being the commerce platform puts us in a prime position for payment processing and allows us to collect transaction-related data insights. After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. Our transaction-based revenue was $399.6 million for Fiscal 2023, an increase of 51% from the $264.0 million in transaction-based revenue for Fiscal 2022. This was primarily driven by increased customer adoption of our payments solutions resulting in an increase of 81% in GPV1 compared to Fiscal 2022. As of the beginning of the fiscal year ending March 31, 2024 ("Fiscal 2024"), we are now selling our POS and payments solutions together as one unified offering. We believe embedded payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. We are helping our customers by offering free hardware and implementation, helping with contract buy-outs and offering competitive rates. As a result of this initiative, we will require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions will help advance our growth strategies and enable us to reduce complexity in our business. In addition, this initiative will help reduce the costs of supporting a variety of third party payment processors.
Our platform is built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers.
1 Refer to the section entitled "Key Performance Indicators".
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Excluding the impact of Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU1, the monthly ARPU of our Customer Locations was approximately $335 per Customer Location as at March 31, 2023 as compared to approximately $270 per Customer Location as at March 31, 2022.
As at March 31, 2023, excluding Customer Locations attributable to the Ecwid eCommerce standalone product, we had approximately 168,000 Customer Locations1 in over 100 countries. While our total number of Customer Locations experienced more gradual growth in Fiscal 2023 than in prior years, the number of our Customer Locations processing over $500,000/year2 continued to increase. We remain focused on attracting the right customer profile, particularly Customer Locations with a higher GTV and more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For Fiscal 2023, GPV was $14.7 billion compared to $8.1 billion for Fiscal 2022, representing growth of 81%. For Fiscal 2023, our cloud-based software-as-a-service platform processed GTV of $87.1 billion, which represents growth of 18% relative to $74.0 billion of GTV processed during Fiscal 2022, despite many retail verticals exhibiting lower average year-over-year GTV. For the three months ended March 31, 2023 compared to three months ended March 31, 2022, our cloud-based software-as-a-service platform processed GPV of $3.8 billion compared to $2.2 billion, representing growth of 70% and GTV1 of $20.2 billion compared to $18.4 billion, representing growth of 10%, which is an indication of our success in penetrating our customer base with our payments solutions.
For Fiscal 2023 compared to Fiscal 2022, our omni-channel retail GTV growth was 14% and our hospitality GTV growth was 22% (3% and 20%, respectively for the three months ended March 31, 2023 compared to three months ended March 31, 2022). After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic GTV growth for Fiscal 2023 compared to Fiscal 2022 was 16%, which growth was driven by a 9% increase in GTV from omni-channel retail customers and an increase in hospitality GTV of 22% (10%, 3% and 20%, respectively for the three months ended March 31, 2023 compared to three months ended March 31, 2022). In Fiscal 2023, we observed many retail verticals exhibiting lower year-over-year GTV, likely owing to challenging economic conditions and reduction in consumer spending. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic GTV only to the extent of the same months they were included in the prior comparable period. All growth for the three months ended March 31, 2023 was organic as no acquisitions had occurred since the end of the prior comparable period.
Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our approximately 168,000 Customer Locations as at March 31, 2023 are located approximately 51% in North America and 49% across the rest of the world and the split of these Customer Locations between retail and hospitality represents approximately 62% and 38% of our total Customer Locations, respectively. Despite the Ecwid acquisition adding a significant number of lower ARPU Customer Locations to our overall customer base, our attention continues to be focused on serving the complex SMBs, particularly high GTV customers, to which our solutions are particularly well-suited and we believe that leveraging Ecwid's platform as our flagship eCommerce offering will enable these businesses to enhance their omnichannel reach and increase their selling flexibility.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve.
Our total revenue has increased to $730.5 million for Fiscal 2023 from $548.4 million for Fiscal 2022, representing year-over-year growth of 33%. For Fiscal 2023, subscription revenue accounted for 41% of our total revenues (45% for Fiscal 2022), and transaction-based revenue accounted for 55% of our total revenues (48% for Fiscal 2022). Despite the impact of challenges and uncertainty in the macroeconomic environment, for Fiscal 2023, we had an annual net retention rate1 of approximately 110%.
After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic subscription and transaction-based revenue growth for Fiscal 2023 compared to Fiscal 2022 was 31% (28% for the three months ended March 31, 2023 compared to the three months ended March 31, 2022). For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the
2 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.
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current period are included for purposes of calculating organic subscription and transaction-based revenue growth only to the extent of the same months they were included in the prior comparable period. All growth for the three months ended March 31, 2023 was organic as no acquisitions had occurred since the end of the prior comparable period.
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2023, this revenue accounted for 4% of our total revenue (7% for Fiscal 2022).
We plan to continue making deliberate investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value-enhancing acquisitions.
During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. This new structure represents the next deliberate step to integrate all of our acquired companies and products now that we have successfully launched our flagship products in both retail and hospitality. The reorganization included the reduction of approximately 300 roles. We plan to continue to hire core go-to-market and development roles that support disciplined growth.
We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not been profitable to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve profitability. For Fiscal 2023 and Fiscal 2022, we incurred an operating loss of $1,099.0 million and $318.3 million, respectively. The operating loss for Fiscal 2023 increased primarily due to a non-cash goodwill impairment charge of $748.7 million. Our cash flows used in operating activities for Fiscal 2023 were $125.3 million, and our Adjusted Cash Flows Used in Operating Activities3 were $96.0 million compared to $87.2 million and $61.3 million, respectively, for Fiscal 2022.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers' reduce their carbon footprint. We partner with Sustainably Run on a Carbon Free Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 1.3 million trees. In addition to offsetting carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud is 100% powered by renewable energy and AWS has committed to powering its operations with 100% renewable energy by 2025.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Executive Chair Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed employees were all from the LGBTQ2S+ community and, based on the 2023 annual DEI engagement survey, 10% of our employees identify as LGBTQ2S+. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. Furthermore, the board of directors has committed to a target of at least 37.5% of women in its membership and is actively recruiting new members with this goal in mind. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
Macroeconomic Conditions including COVID-19
There continues to be uncertainty in the macroeconomic environment, including with respect to increasing inflationary pressures, changes in consumer spending, instability in the banking sector, exchange rate fluctuations and increases of interest rates as well
3Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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as with respect to the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences and new variants worldwide. This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the retail and hospitality industries as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. We believe our growth, despite a challenging macroeconomic environment, is an ongoing indicator of this continued shift to cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.
Seizing our payments opportunity means monetizing a larger portion of our customers’ GTV, which for Fiscal 2023 was $87.1 billion up 18% from the $74.0 billion we processed in Fiscal 2022. We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV; however, we believe our diversity in customer verticals and geographies we serve will continue to be a strong asset of the business.
Additionally, the Russian invasion of Ukraine has created and is expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in Russia, Belarus or Ukraine, and have ceased our selling activities to new customers in Russia and Belarus. All of our intellectual property and customer data is located outside of the region. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. The United States State Department has issued a warning that one of the potential escalations that may result in connection with the war in Ukraine and in response to the increased sanctions announced by many countries against Russia, could be an increased risk of cyber-security attacks to the networks and operations of companies operating from countries that have participated in sanctions against Russia. We take that concern very seriously and have increased our own efforts to monitor our networks and information technology infrastructure for any signs of such attacks. We will continue to monitor the situation closely, but to date we have not experienced any disruptions in our business operations as a result thereof.
We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting Our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased by 24% to approximately $335 per Customer Location as at March 31, 2023 compared to approximately $270 per Customer Location as at March 31, 2022. When including Customer Locations attributable to the Ecwid eCommerce standalone product, our customers generated monthly ARPU of approximately $145 per Customer Location as at March 31, 2022 and approximately $181 as at March 31, 2023. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
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Customer Locations. "Customer Location" means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months. During the three months ended March 31, 2023, the number of our Customer Locations processing over $500,000/year continued to increase. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations were approximately 168,000 as at March 31, 2023 compared to approximately 163,000 as at March 31, 2022. Customer Locations attributable to the Ecwid eCommerce standalone product were approximately 158,000 as at March 31, 2023, compared to approximately 160,000 as at March 31, 2022.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2023, GPV was $3.8 billion compared to $2.2 billion for the three months ended March 31, 2022, representing growth of 70%. For Fiscal 2023, GPV was $14.7 billion compared to $8.1 billion for Fiscal 2022, representing growth of 81%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2023, GTV was $20.2 billion compared to $18.4 billion for the three months ended March 31, 2022, representing growth of 10%. In the three months ended March 31, 2023, we observed lower year-over-year GTV in many retail verticals likely owing to challenging economic conditions and reduction in customer spending. For Fiscal 2023, GTV was $87.1 billion compared to $74.0 billion for Fiscal 2022, representing growth of 18%. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Net Retention Rate. "Net Retention Rate" or "NRR". We use this measure as we believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our NRR, which is calculated by firstly identifying a cohort of customers, or the "Base Customers", in a particular month, or the "Base Month". Billings include billings of subscriptions fees and billings of fees from our payments solutions in respect of which we act as the principal in the arrangement with the customer. We then divide the Billings for the Base Customers in the same month of the subsequent year, or the "Comparison Month", by the Billings in the Base Month to derive a monthly NRR. This by definition, does not include any customers added to our platform between the Base Month and the Comparison Month. We measure the annual NRR by taking a weighted average of the monthly NRR over the trailing twelve months. NRR excludes customers attributable to the Ecwid eCommerce standalone product. Despite the impact of challenges and uncertainty in the macroeconomic environment, for Fiscal 2023, we had an annual NRR of approximately 110%. In previous fiscal years, we have disclosed a net dollar retention rate which was calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and transaction-based revenues attributable to this cohort in the then-current month by total subscription and transaction-based revenue attributable to this cohort in the immediately preceding month. Net Retention Rate is a different measure than net dollar retention rate. We believe that Net Retention Rate more clearly demonstrates whether we are successful in retaining and expanding revenue generated from our existing customers than net dollar retention rate because the longer intervening period between the months compared in calculating Net Retention Rate is more statistically significant and controls for factors such as seasonality.
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Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios
The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income (Loss)", and "Adjusted Cash Flows Used in Operating Activities" and the non-IFRS ratio "Adjusted Income (Loss) per Share - Basic and Diluted". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$

Net loss	(74,468)	(114,517)	(1,070,009)	(288,433)
Share-based compensation and related payroll taxes(1)	15,967	41,625	123,667	109,066
Depreciation and amortization(2)	28,380	29,972	115,261	104,548
Foreign exchange loss (gain)(3)	297	29	(199)	611
Net interest income(2)	(9,654)	(1,014)	(24,812)	(2,988)
Acquisition-related compensation(4)	5,746	20,433	41,792	50,491
Transaction-related costs(5)	2,323	872	5,834	9,653
Restructuring(6)	25,549	606	28,683	803
Goodwill impairment(7)	—	—	748,712	—
Litigation provisions(8)	229	576	1,409	1,655
Income tax expense (recovery)	1,283	1,679	(4,219)	(26,921)

Adjusted EBITDA	(4,348)	(19,739)	(33,881)	(41,515)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and an expense of $150). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2023, net loss includes depreciation of $2,025 related to right-of-use assets, interest expense of $278 on lease liabilities, and excludes an amount of $2,322 relating to rent expense ($2,032, $288, and $2,111, respectively, for the three months ended March 31, 2022). For Fiscal 2023, net loss includes depreciation of $8,244 related to right-of-use assets, interest expense of $1,075 on lease liabilities, and excludes an amount of $8,712 relating to rent expense ($7,743, $1,204, and $8,133, respectively, for Fiscal 2022).
(3)These non-cash gains and losses relate to foreign exchange translation.
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(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge (see note 16 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.
Adjusted Loss and Adjusted Loss per Share - Basic and Diluted
Adjusted Loss is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income taxes and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Loss per Share - Basic and Diluted is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted). We use Adjusted Loss per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Loss for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except number of shares and per share amounts)	2023	2022	2023	2022
	$	$	$	$

Net loss	(74,468)	(114,517)	(1,070,009)	(288,433)
Share-based compensation and related payroll taxes(1)	15,967	41,625	123,667	109,066
Amortization of intangible assets	24,620	26,151	101,546	91,812
Acquisition-related compensation(2)	5,746	20,433	41,792	50,491
Transaction-related costs(3)	2,323	872	5,834	9,653
Restructuring(4)	25,549	606	28,683	803
Goodwill impairment(5)	—	—	748,712	—
Litigation provisions(6)	229	576	1,409	1,655
Deferred income tax expense (recovery)	(368)	1,397	(6,688)	(28,024)

Adjusted Loss	(402)	(22,857)	(25,054)	(52,977)

Weighted average number of Common Shares – basic and diluted(7)	151,774,467	148,473,309	150,404,130	141,580,917

Net loss per share – basic and diluted	(0.49)	(0.77)	(7.11)	(2.04)
Adjusted Loss per Share – Basic and Diluted	(0.00)	(0.15)	(0.17)	(0.37)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and an expense of $150). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
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(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(5)This amount represents a non-cash goodwill impairment charge (see note 16 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.
(7)In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive securities have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss.
Adjusted Cash Flows Used in Operating Activities
Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows. An explanation of the Adjusted Cash Flows Used in Operating Activities can be found in the "Liquidity and Capital Resources" section of this MD&A. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$

Cash flows used in operating activities	(41,587)	(11,342)	(125,284)	(87,218)
Payroll taxes related to share-based compensation(1)	820	156	1,705	4,953
Acquisition-related compensation(2)	2,547	746	8,590	7,839
Transaction-related costs(3)	(2,621)	431	1,888	12,208
Restructuring(4)	15,230	501	17,722	1,590
Litigation provisions(5)	209	(366)	3,306	(654)
Capitalized internal development costs(6)	(1,519)	—	(3,894)	—

Adjusted Cash Flows Used in Operating Activities	(26,921)	(9,874)	(95,967)	(61,282)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These amounts also include adjustments related to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(5)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and
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outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business.
(6)These amounts represent the cash outflows associated with capitalized internal development costs. These amounts are included within the cash flows used in investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities. There were no capitalized internal development costs in the fiscal year ended March 31, 2022.
Outlook
A discussion of management's expectations as to the Company's outlook for the three months ending June 30, 2023 and fiscal year ending March 31, 2024 is contained in the Company's press release dated May 18, 2023 under the heading "Financial Outlook". The press release is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes, with our focus being on complex high GTV customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the accelerating need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to drive market adoption, particularly of our payments solutions, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. We expect competition to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers or shift their focus to in-person shopping and services. Our focus will be on selling our flagship products globally, as we believe two core offerings will reduce complexity, help improve go-to-market momentum and help deliver stronger performance.
Customer Adoption of our Payments Solutions
After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. We believe that our payments solutions will continue to be an increasingly important part of our business as we continue to increase their availability throughout our customer base and across our core geographies. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates based on a percentage of GTV electronically processed through our platform. We continue to see increased adoption of our payment processing solutions, which are the largest driver of revenue growth for the Company. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. As of the beginning of Fiscal 2024, we are now selling our POS and payments solutions together as one unified offering. We believe embedded payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. We are helping our customers by offering free hardware and implementation, helping with contract buy-outs and offering competitive rates. As a result of this initiative, we will require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing
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customers through our payments solutions will help advance our growth strategies and enable us to reduce complexity in our business. In addition, this initiative will help reduce the costs of supporting a variety of third party payment processors.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating Lightspeed B2B to enable inventory ordering straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and distribution. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Economic Conditions and Resulting Consumer Spending Trends
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation and increases in interest rates, have adversely affected and may continue to adversely affect consumer spending, consumer debt levels and credit and debit card usage, and as a result, have adversely affected our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could further reduce the number or average purchase amount of transactions processed using our payments solutions. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including those related to the COVID-19 Pandemic, variants of the COVID-19 virus, and Russia's invasion of Ukraine may further amplify such risks.
Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
COVID-19 Pandemic
The future impact of the COVID-19 Pandemic on our business, financial condition and results of operations remains uncertain. Measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by merchants, brands and consumers including supply chain issues have disrupted and may in the future disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on highly uncertain and unpredictable future developments.
The COVID-19 Pandemic has impacted and may in the future impact our customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It has also limited, and may in the future limit, their ability to obtain inventory or ingredients and supplies, to generate sales, or to make
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timely payments to us. COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth, particularly where they reduce consumer spending, have negatively impacted and may continue to negatively impact our customers and our results of operations. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses for our merchant cash advance program and may require us to recognize an impairment related to our non-financial assets in our financial statements. See the risk factor in our Annual Information Form titled "We have in the past suffered losses due to goodwill impairment and may in the future suffer losses due to impairment charges" for more information.
Uncertainty in the global economy and market volatility has been and may in the future be exacerbated by new variants and mutations of the COVID-19 virus. Continued capital markets volatility may cause further declines in the price of our subordinate voting shares, increasing the risk that further securities class action lawsuits may be instituted against us.
The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration, severity and ongoing impacts of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form and in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations. While it remains difficult to estimate the overall severity, extent or duration of the COVID-19 Pandemic, to the extent it materially adversely affects our employees, customers, vendors, partners and/or other stakeholders, it may also have a material adverse effect on our business, financial condition or results of operations.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. To complement this strategy, we have begun to invest in outbound-led lead generation, particularly in our U.S. markets and for complex merchants and restaurateurs with high annual GTV. In certain instances, we have supplemented this approach with field sales teams.
Retaining and Motivating Qualified Personnel
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, options, restricted share units or other equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS to recognize shared-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which may increase the pressure to limit share-based compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information.
International Sales
We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to opportunistically invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions to support our international growth. For each new geography where we expand or seek to expand, we focus on understanding the
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needs of the local market and invest to develop relationships and our products, as well as understanding and complying with applicable local regulatory and compliance frameworks.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue to increase. We expect our overall revenues to continue to become increasingly correlated with respect to the GTV processed by our customers through our platform.
Foreign Currency
Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and the largest proportion of our expenses in U.S. dollars. Exchange rate fluctuations have and may continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in Europe, Australia and New Zealand. A large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro.

During Fiscal 2022, we adopted a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
Selective Pursuit of Acquisitions
We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.
We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
Goodwill Impairment
We have incurred a non-cash impairment charge for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended December 31, 2022, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for our operating segment (the "Segment") which is the level at which management monitors goodwill. The timing of this test also aligned with our annual impairment test of goodwill. Our test as at December 31, 2022 resulted in a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and our share price decrease, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customer's sales.
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If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. We are required to perform our next annual goodwill impairment analysis on December 31, 2023, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 16 of our audited annual consolidated financial statements for Fiscal 2023.
Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as delivery, advanced insights, accounting and inventory management, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. We have, on multiple occasions, been able to leverage our increased scale to renegotiate our relationships with our payments partners resulting in better payments economics overall. In addition, we have contracted with a number of third-party vendors that sell products to the same customers as the Company. We refer customers to these vendors and earn a referral fee. We also earn revenues from Lightspeed Capital, a merchant cash advance ("MCA") program pursuant to which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted.
Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. Offering embedded payments functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $87.1 billion in GTV processed in Fiscal 2023.
Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing display, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
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Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and certain corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, professional fees and other third-party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers.
Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, direct costs related to our merchant cash advance program, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and certain corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement.
Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations.
Operating Expenses
General and Administrative
General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, information security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related costs related to our acquisitions, litigation costs, costs associated with internal systems and general corporate expenses. As a public company in the United States, it is expensive for us to obtain director and officer liability insurance, and we continue to have to manage trade-offs between accepting reduced coverage or incurring higher costs to continue or expand our coverage, although changes to the laws and regulations governing insurance coverage for companies domiciled in Quebec have had a favorable impact on certain of our premiums. In the longer term, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Research and Development
Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e-business tax credits are mostly refundable, a portion of e-business tax credits is non-refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. Given the Company’s recent losses in Canada, these non-refundable SR&ED credits and e-business credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion. The Company recognizes internal development costs as intangible assets only when certain criteria are met (refer to note 3 of the audited annual consolidated financial statements for more details).

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Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion and as we sell more of our technology suite, including our payments solutions, to our existing customer base.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel.
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Results of Operations
The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2023 and 2022:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except per share amounts)	2023	2022	2023	2022
	$	$	$	$
Revenues
Subscription	76,215	70,542	298,763	248,430
Transaction-based	99,568	66,729	399,552	264,044
Hardware and other	8,445	9,287	32,191	35,898

Total revenues	184,228	146,558	730,506	548,372

Direct cost of revenues
Subscription	19,036	20,657	80,064	72,192
Transaction-based	66,539	43,822	271,035	159,432
Hardware and other	11,692	12,426	47,446	45,575

Total cost of revenues	97,267	76,905	398,545	277,199

Gross profit	86,961	69,653	331,961	271,173

Operating expenses
General and administrative	22,139	28,240	105,939	95,253
Research and development	30,805	36,837	140,442	121,150
Sales and marketing	56,884	67,388	250,371	216,659
Depreciation of property and equipment	1,735	1,789	5,471	4,993
Depreciation of right-of-use assets	2,025	2,032	8,244	7,743
Foreign exchange loss (gain)	297	29	(199)	611
Acquisition-related compensation	5,746	20,433	41,792	50,491
Amortization of intangible assets	24,620	26,151	101,546	91,812
Restructuring	25,549	606	28,683	803
Goodwill impairment	—	—	748,712	—

Total operating expenses	169,800	183,505	1,431,001	589,515

Operating loss	(82,839)	(113,852)	(1,099,040)	(318,342)

Net interest income	9,654	1,014	24,812	2,988

Loss before income taxes	(73,185)	(112,838)	(1,074,228)	(315,354)

Income tax expense (recovery)
Current	1,651	282	2,469	1,103
Deferred	(368)	1,397	(6,688)	(28,024)

Total income tax expense (recovery)	1,283	1,679	(4,219)	(26,921)

Net loss	(74,468)	(114,517)	(1,070,009)	(288,433)

Net loss per share – basic and diluted	(0.49)	(0.77)	(7.11)	(2.04)
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The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2023 and 2022:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$

Direct cost of revenues	835	2,149	6,945	6,345
General and administrative	3,533	10,736	33,963	26,377
Research and development	4,491	10,319	35,504	29,705
Sales and marketing	7,108	18,421	47,255	46,639
Restructuring	5,637	—	5,637	—

Total share-based compensation and related costs	21,604	41,625	129,304	109,066
For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, the share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and the related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and expense of $150).
The increase in share-based compensation and related payroll taxes in Fiscal 2023 was primarily driven by the issuance of stock options and awards to new and existing employees, including those from our acquisitions, to our Chief Executive Officer ("CEO"), Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") in connection with their respective promotions to these positions towards the end of Fiscal 2022, and to key personnel and executives as retention incentives in a competitive job market. The decrease in share-based compensation and related costs in the three months ended March 31, 2023 was primarily due to the forfeitures of awards of employees who were included in the restructuring during the quarter, and a reduction in the expense for PSUs issued to the founders of NuORDER in the three months ended March 31, 2022.
Results of Operations for the Three Months and Fiscal Years Ended March 31, 2023 and 2022
Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription	76,215	70,542	5,673	8.0	298,763	248,430	50,333	20.3
Transaction-based	99,568	66,729	32,839	49.2	399,552	264,044	135,508	51.3
Hardware and other	8,445	9,287	(842)	(9.1)	32,191	35,898	(3,707)	(10.3)

Total revenues	184,228	146,558	37,670	25.7	730,506	548,372	182,134	33.2

Percentage of total revenues
Subscription	41.4%	48.1%			40.9%	45.3%
Transaction-based	54.0%	45.5%			54.7%	48.2%
Hardware and other	4.6%	6.4%			4.4%	6.5%

Total	100%	100%			100%	100%
Subscription Revenue
Subscription revenue for the three months ended March 31, 2023 increased by $5.7 million or 8% as compared to the three months ended March 31, 2022. The increase was primarily due to growth in our subscription customer base, including Customer
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Locations processing over $500,000/year, adoption of our new flagship solutions and customers adopting additional modules of our platform. The increase in revenue was offset by lower exchange rates on currencies other than U.S. dollars in the quarter.
Subscription revenue for Fiscal 2023 increased by $50.3 million or 20% as compared to Fiscal 2022. The increase was primarily due to growth in our subscription customer base, including Customer Locations processing over $500,000/year and Customer Locations from the acquisitions of NuORDER and Ecwid, adoption of our new flagship solutions, and customers adopting additional modules of our platform. The increase in revenue was offset by lower exchange rates on currencies other than U.S. dollars in the period.
Transaction-based Revenue
Transaction-based revenue for the three months ended March 31, 2023 increased by $32.8 million or 49% as compared to the three months ended March 31, 2022. The increase was primarily due to continued adoption of our payments solutions which led to an increase in GPV of 70% from $2.2 billion to $3.8 billion.
Transaction-based revenue for Fiscal 2023 increased by $135.5 million or 51% as compared to Fiscal 2022. The increase was primarily due to continued adoption of our payments solutions which led to an increase in GPV of 81% from $8.1 billion to $14.7 billion.
Hardware & Other Revenue
Hardware and other revenue for the three months ended March 31, 2023 decreased by $0.8 million or 9% as compared to the three months ended March 31, 2022 due to additional discounts and incentives provided during the three months ended March 31, 2023 in order to encourage new business given the competitive nature of our industry. Lower exchange rates on currencies other than U.S. dollars in the quarter also contributed to the decrease in revenue.
Hardware and other revenue for Fiscal 2023 decreased by $3.7 million or 10% as compared to Fiscal 2022 due to additional discounts and incentives provided during Fiscal 2023 in order to encourage new business given the competitive nature of our industry. Lower exchange rates on currencies other than U.S. dollars in the period also contributed to the decrease in revenue.
Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription	19,036	20,657	(1,621)	(7.8)	80,064	72,192	7,872	10.9
Transaction-based	66,539	43,822	22,717	51.8	271,035	159,432	111,603	70.0
Hardware and other	11,692	12,426	(734)	(5.9)	47,446	45,575	1,871	4.1

Total costs of revenues	97,267	76,905	20,362	26.5	398,545	277,199	121,346	43.8

Percentage of revenue
Subscription	25.0%	29.3%			26.8%	29.1%
Transaction-based	66.8%	65.7%			67.8%	60.4%
Hardware and other	138.4%	133.8%			147.4%	127.0%

Total	52.8%	52.5%			54.6%	50.5%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended March 31, 2023 decreased by $1.6 million or 8% as compared to the three months ended March 31, 2022. Included in subscription cost of revenue for the three months ended March 31, 2023 was $0.7 million in share-based compensation and related payroll taxes, compared to $1.7 million in the three months ended March 31, 2022. The remainder of the decrease of $0.6 million was primarily due to a decrease in salary and other employee-
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related costs of $2.0 million offset by higher hosting costs of $0.9 million associated with supporting a greater number of Customer Locations utilizing our platform, including Customer Locations processing over $500,000/year, higher royalties of $0.3 million and higher professional fees and other costs of $0.2 million.
Subscription cost of revenue for Fiscal 2023 increased by $7.9 million or 11% as compared to Fiscal 2022. Included in subscription cost of revenue for Fiscal 2023 was $5.7 million in share-based compensation and related payroll taxes, compared to $5.0 million in Fiscal 2022. The remainder of the increase of $7.2 million was primarily due to higher salary and other employee-related costs of $1.0 million, higher hosting costs of $3.7 million associated with supporting a greater number of Customer Locations utilizing our platform, including Customer Locations processing over $500,000/year and Customer Locations from the acquisitions of NuORDER and Ecwid, higher royalties of $1.6 million and higher professional fees and other costs of $0.9 million.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended March 31, 2023 increased by $22.7 million or 52% as compared to the three months ended March 31, 2022. The increase was primarily due to direct costs related to higher revenue from our payments solutions compared to the three months ended March 31, 2022.
Transaction-based cost of revenue for Fiscal 2023 increased by $111.6 million or 70% as compared to Fiscal 2022. The increase was primarily due to direct costs related to higher revenue from our payments solutions compared to Fiscal 2022.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended March 31, 2023 decreased by $0.7 million or 6% as compared to the three months ended March 31, 2022 mainly due to lower salary and other employee-related costs of $0.2 million and lower hardware costs of $0.6 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.
Direct cost of hardware and other revenue for Fiscal 2023 increased by $1.9 million or 4% as compared to Fiscal 2022 mainly due to higher salary and other employee-related costs of $1.0 million and increased hardware costs of $1.0 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.
Gross Profit

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	86,961	69,653	17,308	24.8	331,961	271,173	60,788	22.4

Percentage of total revenues	47.2%	47.5%			45.4%	49.5%
Gross profit for the three months ended March 31, 2023 increased by $17.3 million or 25% compared to the three months ended March 31, 2022. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, including Customer Locations processing over $500,000/year, the adoption of our new flagship solutions and an increase in the GTV processed by our customers through our platform. A higher proportion of transaction-based revenue in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 reduced gross profit as a percentage of revenue. Our gross profit benefited from $0.8 million in savings in salary and other employee-related costs due to the restructuring we announced during the three months ended March 31, 2023.
Gross profit for Fiscal 2023 increased by $60.8 million or 22% compared to Fiscal 2022. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, including Customer Locations processing over $500,000/year, the adoption of our new flagship solutions, an increase in the GTV processed by our customers through our platform, and the impact of our acquisitions of NuORDER and Ecwid, partially offset by lower
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margins in hardware and other revenue. A higher proportion of transaction-based revenue in Fiscal 2023 as compared to Fiscal 2022 reduced gross profit as a percentage of revenue.
Operating Expenses
General and Administrative

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	22,139	28,240	(6,101)	(21.6)	105,939	95,253	10,686	11.2

Percentage of total revenues	12.0%	19.3%			14.5%	17.4%
General and administrative expenses for the three months ended March 31, 2023 decreased by $6.1 million or 22% compared to the three months ended March 31, 2022. Included in general and administrative expenses for the three months ended March 31, 2023 is $3.5 million of share-based compensation expense and related payroll taxes, $2.3 million in transaction-related costs and $0.2 million related to provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $10.7 million, $0.6 million and $0.6 million, respectively, in the three months ended March 31, 2022. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses decreased by $0.3 million driven by a decrease of $0.3 million from lower salary and other employee-related costs which includes $1.0 million in savings from the restructuring announced during the three months ended March 31, 2023, a decrease of $0.7 million related to professional fees and other expenses and a decrease of $0.7 million in D&O insurance, offset by a $1.4 million increase in bad debt expense which is expected as our revenue continues to increase and as we grow our merchant cash advance business. Our general and administrative expenses as a percentage of revenue decreased from 19% to 12% from the three months ended March 31, 2022 to the three months ended March 31, 2023.
General and administrative expenses for Fiscal 2023 increased by $10.7 million or 11% compared to Fiscal 2022. Included in general and administrative expenses for Fiscal 2023 is $34.0 million of share-based compensation expense and related payroll taxes, $5.1 million in transaction-related costs and $1.4 million related to provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $26.4 million, $8.4 million and $1.7 million, respectively, in Fiscal 2022. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $6.7 million driven by higher salary and other employee-related costs of $7.1 million, which includes $0.2 million from the acquisitions of NuORDER and Ecwid, and a $2.6 million increase in bad debt expense, offset by a $2.1 million decrease in D&O insurance and a $0.9 million decrease in professional fees and other expenses. Our general and administrative expenses as a percentage of revenue decreased from 17% to 15% from Fiscal 2022 to Fiscal 2023.
Research and Development

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Research and development	30,805	36,837	(6,032)	(16.4)	140,442	121,150	19,292	15.9

Percentage of total revenues	16.7%	25.1%			19.2%	22.1%
Research and development expenses for the three months ended March 31, 2023 decreased by $6.0 million or 16% compared to the three months ended March 31, 2022. Included in research and development expenses for the three months ended March 31,
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2023 is $4.5 million of share-based compensation expense and related payroll taxes compared to $10.3 million in the three months ended March 31, 2022. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $0.2 million driven by lower salary and other employee-related costs of $1.1 million which includes $2.2 million in savings from the restructuring announced during the three months ended March 31, 2023 offset by an increase in salary and other employee-related costs of employees working on our flagship products, and $0.4 million related to a decrease in hosting costs, offset by $1.3 million related to an increase in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 25% to 17% from the three months ended March 31, 2022 to the three months ended March 31, 2023.
Research and development expenses for Fiscal 2023 increased by $19.3 million or 16% compared to Fiscal 2022. Included in research and development expenses for Fiscal 2023 is $35.5 million of share-based compensation expense and related payroll taxes compared to $29.7 million in Fiscal 2022. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $13.5 million driven by higher salary and other employee-related costs of $6.9 million, which includes $5.1 million from the acquisitions of NuORDER and Ecwid, $0.4 million related to an increase in hosting costs and $6.2 million related to an increase in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 22% to 19% from Fiscal 2022 to Fiscal 2023.
Sales and Marketing

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	56,884	67,388	(10,504)	(15.6)	250,371	216,659	33,712	15.6

Percentage of total revenues	30.9%	46.0%			34.3%	39.5%
Sales and marketing expenses for the three months ended March 31, 2023 decreased by $10.5 million or 16% as compared to the three months ended March 31, 2022. Included in sales and marketing expenses for the three months ended March 31, 2023 is $7.1 million of share-based compensation expense and related payroll taxes and nil transaction-related costs compared to $18.4 million and $0.3 million, respectively, in the three months ended March 31, 2022. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $1.1 million driven by higher salary and other employee-related costs of $5.3 million which includes $2.0 million in savings from the restructuring announced during the three months ended March 31, 2023 offset by an increase in salary and other employee-related costs including employees selling our flagship products, offset by $0.1 million related to a decrease in professional fees and other expenses and a $4.1 million decrease in other investments in sales and marketing. Our sales and marketing costs as a percentage of revenue decreased from 46% to 31% from the three months ended March 31, 2022 to the three months ended March 31, 2023.
Sales and marketing expenses for Fiscal 2023 increased by $33.7 million or 16% as compared to Fiscal 2022. Included in sales and marketing expenses for Fiscal 2023 is $47.3 million of share-based compensation expense and related payroll taxes and $0.7 million in transaction-related costs compared to $46.6 million and $1.2 million, respectively, in Fiscal 2022. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $33.6 million driven by higher salary and other employee-related costs of $22.2 million which includes $5.3 million from the acquisitions of NuORDER and Ecwid, $7.4 million incurred for other investments in sales and marketing including marketing acquisition and growth spend and trade shows, $3.3 million related to our annual sales, customer and partner summit which we had provided in a virtual format in the prior comparable period and brought back to in person during the three months ended June 30, 2022, and $0.7 million related to an increase in professional fees and other expenses. Our sales and marketing costs as a percentage of revenue decreased from 40% to 34% from Fiscal 2022 to Fiscal 2023.
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Depreciation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	1,735	1,789	(54)	(3.0)	5,471	4,993	478	9.6
Depreciation of right-of-use assets	2,025	2,032	(7)	(0.3)	8,244	7,743	501	6.5

	3,760	3,821	(61)	(1.6)	13,715	12,736	979	7.7

Percentage of total revenues	2.0%	2.6%			1.9%	2.3%
Depreciation of property and equipment and right-of-use assets for the three months ended March 31, 2023 decreased by 2% as compared to the three months ended March 31, 2022. The decrease in the depreciation of property and equipment results mainly from fully depreciated fixed assets in the last 12 months offset by additions to property and equipment. The consistent depreciation of right-of-use assets is mainly the result of signing new lease commitments offset by lease terminations in the last 12 months.
Depreciation of property and equipment expenses for Fiscal 2023 increased by $0.5 million or 10% as compared to Fiscal 2022. The increase in the depreciation of property and equipment results from additions to property and equipment made throughout the last 12 months. The increase in the depreciation of right-of-use assets of $0.5 million or 6% is mainly the result of leases obtained through the acquisition of NuORDER and new lease commitments offset by lease terminations in the last 12 months.
Foreign Exchange Loss (Gain)

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss (gain)	297	29	268	924.1	(199)	611	(810)	(132.6)

Percentage of total revenues	0.2%	0.0%			0.0%	0.1%
Foreign exchange loss for the three months ended March 31, 2023 increased as compared to the three months ended March 31, 2022. The foreign exchange difference went from a foreign exchange loss for the fiscal year ended March 31, 2022 to a foreign exchange gain for the fiscal year ended March 31, 2023. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
Acquisition-related Compensation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	5,746	20,433	(14,687)	(71.9)	41,792	50,491	(8,699)	(17.2)

Percentage of total revenues	3.1%	13.9%			5.7%	9.2%
(24)

Acquisition-related compensation expense for the three months ended March 31, 2023 decreased by $14.7 million or 72% compared to the three months ended March 31, 2022. The decrease is due to lower deferred compensation from our acquisitions of Ecwid and NuORDER, which have both been partially settled. The majority of this acquisition-related compensation is tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Acquisition-related compensation expense for Fiscal 2023 decreased by $8.7 million or 17% compared to Fiscal 2022. The decrease is due to lower deferred compensation from our acquisitions of NuORDER, iKentoo, Kounta and Gastrofix, which have all been either partially or fully settled, offset by additional deferred compensation from Ecwid. The majority of this acquisition-related compensation is tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	24,620	26,151	(1,531)	(5.9)	101,546	91,812	9,734	10.6

Percentage of total revenues	13.4%	17.8%			13.9%	16.7%
Amortization of intangible assets for the three months ended March 31, 2023 decreased by $1.5 million or 6% as compared to the three months ended March 31, 2022. The decrease in amortization relates primarily to the Chronogolf customer relationships and the Kounta and Gastrofix software technology intangible assets which are fully amortized as at March 31, 2023.
Amortization of intangible assets for Fiscal 2023 increased by $9.7 million or 11% as compared to Fiscal 2022. The increase in amortization relates primarily to intangibles acquired through the NuORDER and Ecwid acquisitions offset by a decrease in amortization relating to the Chronogolf customer relationships and the Kounta and Gastrofix software technology intangible assets.
Restructuring

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	25,549	606	24,943	4,116.0	28,683	803	27,880	3,472.0

Percentage of total revenues	13.9%	0.4%			3.9%	0.1%
During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. This new structure represents the next deliberate step to integrate all of our acquired companies and products now that we have successfully launched our flagship products in both retail and hospitality. The reorganization included the reduction of approximately 300 roles. We plan to continue to hire core go-to-market and development roles that support disciplined growth. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists of severance costs, the acceleration of share-based compensation and the acceleration of acquisition-related compensation (see note 24 of the audited annual consolidated financial statements for additional details).
(25)

Goodwill Impairment

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Goodwill impairment	—	—	—	0.0	748,712	—	748,712	100.0

Percentage of total revenues	0.0%	0.0%			102.5%	0.0%

An impairment test of goodwill was completed as at December 31, 2022 using a fair value less costs of disposal model. This test demonstrated a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022. We reassessed the key assumptions used in the December 31, 2022 test as at March 31, 2023 and found no reduction in the terminal value multiple, no increase in the discount rate and no decrease in the revenue growth rate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future (see note 16 of the audited annual consolidated financial statements for additional details).
Other Income

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Net interest income	9,654	1,014	8,640	852.1	24,812	2,988	21,824	730.4

Percentage of total revenues	5.2%	0.7%			3.4%	0.5%
Net interest income relates to interest income earned in the period on cash and cash equivalents of $26.9 million during Fiscal 2023 offset by the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation which expenses combined totaled $2.1 million of interest expense for Fiscal 2023. Net interest income for Fiscal 2023 increased by $21.8 million or 730% as compared to Fiscal 2022 due to an increase in interest income earned on cash and cash equivalents of $21.0 million related to higher interest rates and a decrease in interest expense of $0.8 million due primarily to the full repayment of the balance of our stand-by acquisition term loan on July 6, 2022.
Income Taxes

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	1,651	282	1,369	485.5	2,469	1,103	1,366	123.8
Deferred	(368)	1,397	(1,765)	(126.3)	(6,688)	(28,024)	21,336	(76.1)

Total income tax expense (recovery)	1,283	1,679	(396)	(23.6)	(4,219)	(26,921)	22,702	(84.3)

Percentage of total revenues
Current	0.9%	0.2%			0.3%	0.2%
Deferred	(0.2)%	1.0%			(0.9)%	(5.1)%

Total	0.7%	1.2%			(0.6)%	(4.9)%
(26)

Income tax expense for the three months ended March 31, 2023 decreased by $0.4 million or 24% as compared to the three months ended March 31, 2022. The decrease is due to lower deferred income taxes of $1.8 million offset by an increase in current income tax expense of $1.4 million. The current income tax expense for the three months ended March 31, 2023 primarily relates to additional income taxes related to one of our acquisitions and a taxable income position in certain European subsidiaries. The deferred income tax recovery for the three months ended March 31, 2023 mainly relates to timing differences on share-based compensation and other temporary deductible differences while the deferred income tax expense in the three months ended March 31, 2022 mainly relates to the impact of the recognition of a deferred tax liability related to acquired intangibles.
Income tax recovery for Fiscal 2023 decreased by $22.7 million or 84% as compared to Fiscal 2022. The decrease is mainly due to a decrease in deferred income tax recovery of $21.3 million in Fiscal 2023 compared to Fiscal 2022. The deferred income tax recovery in Fiscal 2022 was primarily due to the recognition of a deferred tax asset on loss carry-forwards to offset the net deferred tax liability of NuORDER and Ecwid as they joined Lightspeed's United States consolidated tax group while the deferred income tax recovery in Fiscal 2023 is primarily due to the amortization of acquired intangible assets and increases in loss carry-forwards during the period.
Selected Annual Information

	Fiscal year ended March 31,

(In thousands of US dollars, except per share data)	2023	2022	2021
	$	$	$

Total revenues	730,506	548,372	221,728

Net loss	(1,070,009)	(288,433)	(124,278)

Loss per share – basic and diluted	(7.11)	(2.04)	(1.18)

Total assets	2,668,732	3,619,980	2,105,319

Total long-term liabilities	20,826	62,839	57,634
See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Total Assets
Fiscal 2023 Compared to Fiscal 2022
Total assets decreased by $951.2 million or 26% from Fiscal 2022 to Fiscal 2023 with cash and cash equivalents accounting for $153.5 million of the decrease primarily due to the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million and cash spent on operating activities of $125.3 million. Goodwill decreased by $753.7 million due to a non-cash impairment charge of $748.7 million and a $5.0 million decrease due to foreign currency differences on translation of foreign operations. The lease right-of-use assets and intangibles accounted for $4.6 million and $98.1 million of the decrease respectively, primarily due to the depreciation and amortization taken during the period. The decrease in total assets was offset by an increase in trade and other receivables of $38.6 million which is primarily due to growing trade receivables and merchant cash advances in addition to higher research and development tax credits receivables and accrued interest. In addition, the decrease in total assets was offset by an increase in other short term and long term assets of $1.5 million and $10.1 million, respectively, primarily related to an increase in commission and contract assets and a long-term investment of $1.5 million in an entity supporting local businesses, an increase in property and equipment of $3.0 million and an increase in inventory of $5.3 million.
Fiscal 2022 Compared to Fiscal 2021
Total assets increased by $1,514.7 million or 72% from the fiscal year ended March 31, 2021 ("Fiscal 2021") to Fiscal 2022 with cash accounting for $146.5 million of the increase primarily due to our August 2021 public offering, offset by cash spent in the Vend, NuORDER and Ecwid acquisitions. Goodwill increased by $1,132.4 million and intangibles by $175.1 million, net of amortization and exchange differences, related primarily to the acquisitions of Vend, NuORDER and Ecwid. Trade and other receivables accounted for $21.0 million of the increase which is primarily due to receivables assumed in our recent acquisitions, an increase in acquisition-related receivables from the sellers of our acquisitions which includes indemnification assets and working capital adjustments, and growing trade receivables and merchant cash advances given the growth of our business. The lease right-of-use assets accounted for $4.3 million of the increase mainly due to the leases assumed through our acquisitions and
(27)

other new leases entered into in the period, property and equipment accounted for $8.1 million of the increase mainly due to an increase in leasehold improvements, other long term assets accounted for $9.9 million of the increase, and inventory accounted for $6.0 million of the increase. In addition, other current assets accounted for $11.4 million of the increase due to a D&O insurance prepayment, other assets obtained through our acquisitions as well as a deposit made in connection with our merchant cash advance business.
Total Liabilities
Fiscal 2023 Compared to Fiscal 2022
Total liabilities decreased by $49.4 million or 22% from Fiscal 2022 to Fiscal 2023 driven by a decrease in current liabilities of $7.4 million and a decrease in long-term liabilities of $42.0 million. The main drivers of the decrease in current liabilities were a decrease in accrued compensation and benefits of $2.7 million, a decrease in lease liabilities of $1.0 million, a decrease in trade payables of $2.3 million and a decrease in acquisition-related payables of $5.2 million offset by an increase in deferred revenue of $2.9 million. The main drivers of the decrease in long-term liabilities were the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million, a decrease in lease liabilities of $4.5 million and a decrease of $6.8 million in deferred tax liabilities.
Fiscal 2022 Compared to Fiscal 2021
Total current liabilities increased by $44.5 million from Fiscal 2021 to Fiscal 2022. The main drivers of this amount were an increase in the deferred revenue of $22.1 million, an increase in accounts payable and accrued liabilities of $13.3 million, an increase in lease liabilities of $2.5 million and an increase in income taxes payable of $6.6 million. The variance in the current liabilities was partially due to the acquisitions of Vend, NuORDER and Ecwid as well as the growth of the Company. Total long-term liabilities increased by $5.2 million from Fiscal 2021 to Fiscal 2022. The main drivers of this amount were an increase of $5.5 million in deferred tax liabilities and an increase in lease liabilities of $2.5 million, offset by a decrease in deferred revenue of $0.7 million and a decrease in accrued payroll taxes on share-based compensation of $2.1 million.
(28)

Quarterly Results of Operations
The following table sets forth selected quarterly statements of operations data for each of the eight quarters ended March 31, 2023 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share amounts)	Jun. 30, 2021	Sept. 30, 2021	Dec. 31, 2021	Mar. 31, 2022	Jun. 30, 2022	Sept. 30, 2022	Dec. 31, 2022	Mar. 31, 2023
	$	$	$	$	$	$	$	$

Revenues	115,920	133,218	152,676	146,558	173,882	183,699	188,697	184,228
Direct cost of revenues	58,347	68,272	73,675	76,905	96,357	102,230	102,691	97,267

Gross profit	57,573	64,946	79,001	69,653	77,525	81,469	86,006	86,961

Operating expenses
General and administrative	22,277	23,081	21,655	28,240	30,239	25,132	28,429	22,139
Research and development	22,216	30,092	32,005	36,837	35,636	36,596	37,405	30,805
Sales and marketing	42,270	51,693	55,308	67,388	68,645	64,337	60,505	56,884
Depreciation of property and equipment	869	1,020	1,315	1,789	1,221	1,188	1,327	1,735
Depreciation of right-of-use assets	1,625	2,008	2,078	2,032	2,047	2,063	2,109	2,025
Foreign exchange loss (gain)	249	6	327	29	443	29	(968)	297
Acquisition-related compensation	2,014	9,032	19,012	20,433	17,103	12,653	6,290	5,746
Amortization of intangible assets	17,013	22,797	25,851	26,151	25,876	25,684	25,366	24,620
Restructuring	197	—	—	606	1,207	603	1,324	25,549
Goodwill impairment	—	—	—	—	—	—	748,712	—

Total operating expenses	108,730	139,729	157,551	183,505	182,417	168,285	910,499	169,800

Operating loss	(51,157)	(74,783)	(78,550)	(113,852)	(104,892)	(86,816)	(824,493)	(82,839)
Net interest income	226	719	1,029	1,014	2,007	4,851	8,300	9,654

Loss before income taxes	(50,931)	(74,064)	(77,521)	(112,838)	(102,885)	(81,965)	(816,193)	(73,185)

Income tax expense (recovery)
Current	630	95	96	282	264	516	38	1,651
Deferred	(2,224)	(15,072)	(12,125)	1,397	(2,353)	(2,538)	(1,429)	(368)

Total income tax expense (recovery)	(1,594)	(14,977)	(12,029)	1,679	(2,089)	(2,022)	(1,391)	1,283

Net loss	(49,337)	(59,087)	(65,492)	(114,517)	(100,796)	(79,943)	(814,802)	(74,468)

Net loss per share – basic and diluted	(0.38)	(0.43)	(0.44)	(0.77)	(0.68)	(0.53)	(5.39)	(0.49)
Revenues
Our overall revenues continue to grow as we grow our global customer base and increase solution adoption amongst existing customers, particularly high GTV customers. Our total quarterly revenue increased successively for all periods presented (except for the three month periods ended March 31, 2022 and March 31, 2023) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and other add-ons, as well as the acquisitions of Vend, NuORDER and Ecwid. The decrease in revenues in the three month periods ended March 31, 2022 and March 31, 2023 were primarily due to the impact of seasonality on our revenues as a result of the increased adoption of our payments solution, and transaction-based revenues comprising an increasingly larger proportion of our revenue mix. The three months ended December 31 is historically our seasonally strongest quarter for transaction-based revenue due to the holiday season, while the three months ended March 31 is historically our weakest GTV quarter which caused a sequential decline in our revenues for the three months ended March 31, 2022 and the three months ended March 31, 2023 compared to the three months ended December 31, 2021 and the three months ended December 31, 2022, respectively.
(29)

Direct Cost of Revenues
Our total direct cost of revenues increased successively for all periods presented (except for the three months ended March 31, 2023). The aggregate increase within the periods presented was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform, an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues, as well as the corresponding increase resulting from the acquisitions of Vend, NuORDER and Ecwid. The decrease in direct cost of revenues for the three months ended March 31, 2023 is aligned with the decrease in revenues within the period, and includes a decrease in share-based compensation and $0.8 million in savings in salary and other employee-related costs due to the restructuring we announced during the three months ended March 31, 2023.
Gross Profit
Our total quarterly gross profit increased successively for all periods presented (except for the three months ended March 31, 2022) as we grow our global customer base and increase solution adoption amongst existing customers, particularly high GTV customers. Our gross profit has declined as a percentage of revenue due to the success of our payments solutions as customers using these solutions carry higher direct costs compared to our subscription business. We expect this trend to continue in future periods, and to be partially offset by the increase in our capital business that carries a significantly higher margin.
Operating Expenses
Total operating expenses increased successively for all periods presented (except for the three months ended June 30, 2022, September 30, 2022, and March 31, 2023) primarily due to higher sales and marketing and other costs to support a larger customer base, including those from our acquisitions of Vend, NuORDER and Ecwid. The large increase in the three months ended December 31, 2022 was due to the goodwill impairment charge taken during the period, which resulted in relatively lower operating expenses for the three months ended March 31, 2023. The decrease in operating expenses in the three months ended June 30, 2022 was mainly due to a decrease in acquisition-related compensation. The decrease in operating expenses in the three months ended September 30, 2022 was mainly due to a decrease in general and administrative expenses related to lower share-based compensation, salary costs and litigation costs, a decrease in sales and marketing expenses related to lower share-based compensation and the costs related to the sales, customer and partner summit incurred during the three months ended June 30, 2022, and a decrease in acquisition-related compensation. The decrease in operating expenses in the three months ended March 31, 2023 was primarily due to the goodwill impairment charge taken during the previous period, a decrease in share-based compensation and salary costs, as well as $5.1 million in savings in salary and other employee-related costs due to the restructuring we announced during the three months ended March 31, 2023.
See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Credit Facility
We had credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which included a $25 million demand revolving operating credit facility (the "Revolver") and a $50 million stand-by acquisition term loan, $20 million of which was uncommitted (the "Acquisition Facility", and together with the Revolver, the "Credit Facilities"). The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) and was set to mature 60 months thereafter. On July 6, 2022, we repaid in full the balance outstanding under the Acquisition Facility, including all accrued and unpaid interest, and the Acquisition Facility was terminated. Prior to the repayment, excluding unamortized financing costs, the balance drawn on the Acquisition Facility was $30 million.
(30)

On October 28, 2022, we amended the Revolver to, among other things, reduce the size of the Revolver to $5 million and facilitate greater operating flexibility (the "Amended Revolver"). The Amended Revolver is available for letters of credit or letters of guarantee for general corporate and working capital purposes. The Amended Revolver is subject to certain general covenants, including making available audited annual consolidated financial statements, and is secured by the material assets of the Company. We were in compliance with covenants as at March 31, 2023.
Working Capital
Our primary source of cash flow has been from raising capital totaling $2,193 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at March 31, 2023 was $783.9 million. Given our existing cash, the Amended Revolver and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
On May 18, 2023, pursuant to "well-known seasoned issuer" blanket orders of the Canadian Securities Administrators, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements during the 25-month period that the Base Prospectus is effective.
Cash Flows
The following table presents cash and cash equivalents as at March 31, 2023 and 2022, and cash flows from or used in operating, investing, and financing activities for three months and the fiscal years ended March 31, 2023 and 2022:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$

Cash and cash equivalents	800,154	953,654	800,154	953,654

Cash flows from (used in):
Operating activities	(41,587)	(11,342)	(125,284)	(87,218)
Investing activities	5,953	(199)	8,817	(563,931)
Financing activities	(2,376)	(1,715)	(35,411)	798,057
Effect of foreign exchange on cash and cash equivalents	46	251	(1,622)	(404)

Net increase (decrease) in cash and cash equivalents	(37,964)	(13,005)	(153,500)	146,504
Cash Flows used in Operating Activities
Cash flows used in operating activities for the three months ended March 31, 2023 were $41.6 million compared to $11.3 million for the three months ended March 31, 2022. For the three months ended March 31, 2023, Adjusted Cash Flows Used in Operating Activities4 were $26.9 million compared to Adjusted Cash Flows Used in Operating Activities4 of $9.9 million for the three months ended March 31, 2022. This $17.0 million increase is primarily due to working capital movements including $12.6 million of additional merchant cash advances made, a decrease in tax credits received, and timing differences related to current receivables and payables.
Cash flows used in operating activities for Fiscal 2023 were $125.3 million compared to $87.2 million for Fiscal 2022. For Fiscal 2023, Adjusted Cash Flows Used in Operating Activities4 were $96.0 million compared to Adjusted Cash Flows Used in
4 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios"
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Operating Activities4 of $61.3 million for Fiscal 2022. This $34.7 million increase is primarily due to working capital movements including $19.2 million of additional merchant cash advances made, a decrease in deferred revenue of $2.5 million, a decrease in tax credits received, timing differences related to current receivables and payables, and an increase in cash used in operating activities related to our acquisitions of NuORDER and Ecwid, offset by a decrease of $3.8 million in D&O insurance paid related to being a public company in the U.S. and an outflow of $5.0 million for a deposit made in Fiscal 2021 in connection with our merchant cash advance business, with the same deposit being returned during Fiscal 2022.
Cash Flows from (used in) Investing Activities
Cash flows from investing activities for the three months ended March 31, 2023 were $6.0 million compared to cash flows used in investing activities of $0.2 million for the three months ended March 31, 2022. The movement in cash flows relating to investing activities was primarily due to an increase of $8.1 million in interest income received offset by a decrease of $1.5 million from cash outflows associated with capitalized internal development costs related to the Lightspeed B2B network.
Cash flows from investing activities for Fiscal 2023 were $8.8 million compared to cash flows used in investing activities of $563.9 million for Fiscal 2022. The movement in cash flows relating to investing activities was primarily due to the cash paid for the acquisition of Vend in April 2021, NuORDER in July 2021 and Ecwid in October 2021 and an increase of $17.7 million in interest income received offset by a decrease of $3.9 million from cash outflows associated with capitalized internal development costs related to the Lightspeed B2B network.
Cash Flows from (used in) Financing Activities
Cash flows used in financing activities for the three months ended March 31, 2023 were $2.4 million compared to $1.7 million in the three months ended March 31, 2022. The movement in cash flows relating to financing activities was mainly due to a decrease of $0.2 million in proceeds from the exercise of stock options under our equity incentive plans and an increase of $0.6 million from the payment of lease liabilities and movement in restricted lease deposits.
Cash flows used in financing activities for Fiscal 2023 were $35.4 million compared to cash flows from financing activities of $798.1 million in Fiscal 2022. The movement in cash flows relating to financing activities was mainly due to having raised $789.4 million in funds in our August 2021 public offering, net of share issuance costs, the repayment of the $30.0 million balance outstanding under the Acquisition Facility in July 2022 and a decrease of $12.8 million in proceeds from the exercise of stock options under our equity incentive plans.
We believe that our current cash balance, available financing, cash flows from operations and credit available under the Amended Revolver are adequate for the Company’s future operating cash needs.
Contractual Obligations
We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2023:

	Payments due by period
(In thousands of US dollars)	< 1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total

Accounts payable and accrued liabilities	68,827	—	—	—	68,827
Other long-term liabilities	—	1,026	—	—	1,026
Lease obligations(1)	9,723	14,858	8,401	6,979	39,961
Material unconditional purchase obligations(2)	32,077	54,441	31,000	—	117,518

Total contractual obligations	110,627	70,325	39,401	6,979	227,332
(1)Included in the lease obligations are short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and seven years. See note 13 to the audited annual consolidated financial statements for further details regarding leases.
(2)We are subject to non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.
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Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions
We have no material related party transactions, other than those noted in our audited annual consolidated financial statements.
The executive compensation expense for the top five key management personnel is as follows for Fiscal 2023 and Fiscal 2022:

	Fiscal year ended March 31,

(In thousands of US dollars)	2023	2022
	$	$

Short-term employee benefits and termination benefits	3,242	2,914
Share-based payments	20,331	21,251

Total compensation paid to key management personnel	23,573	24,165
Financial Instruments and Other Instruments
Credit and Concentration Risk
Generally, the carrying amount of our financial assets in our consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure our loss allowance is established and maintained at an appropriate amount.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
In Fiscal 2023, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk.
Liquidity Risk
We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $800.2 million of cash and cash equivalents as well as the Amended Revolver available as at March 31, 2023, demonstrating our liquidity and ability to pay financial liabilities as they become due. The Company's business, financial condition and operations were not significantly impacted by the failure of Silicon Valley Bank. Only de minimis cash and cash equivalent balances were held with Silicon Valley Bank as at March 31, 2023.
Foreign Exchange Risk
We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the British pound sterling, the Australian dollar, the Swiss franc and the New Zealand dollar. We have a policy to
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mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts, which are generally for a term of less than one-year. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was approximately $109.2 million CAD as at March 31, 2023 (March 31, 2022 - $26.0 million CAD).
The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars:

2023	CAD	EUR	AUD	GBP	CHF	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	3,336	5,828	2,078	1,907	1,456	1,537	16,142
Trade and other receivables	3,716	9,004	8,199	1,680	1,074	1,883	25,556
Accounts payable and accrued liabilities	(10,615)	(8,948)	(3,604)	(1,561)	(1,294)	(3,333)	(29,355)
Other long-term liabilities	(231)	(267)	(68)	(119)	(48)	(5)	(738)
Lease liabilities	(11,805)	(3,258)	(1,870)	(4,085)	(866)	(211)	(22,095)

Net financial position exposure	(15,599)	2,359	4,735	(2,178)	322	(129)	(10,490)
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.
Inflation Risk
We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation continues to increase, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.
Critical Accounting Policies and Estimates
The preparation of our audited annual consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the amounts reported in the audited annual consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.
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Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Impairment of Non-financial Assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and allocation of goodwill, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
During the three months ended December 31, 2022, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for our Segment, as defined in note 3 of the audited annual consolidated financial statements, which is the level at which management monitors goodwill. Our test as at December 31, 2022 resulted in a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and our share price decrease, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customer's sales.
If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. We reassessed as at March 31, 2023 the key assumptions used in the December 31, 2022 test and found no reduction in the terminal value multiple, no increase in the discount rate and no decrease in the revenue growth rate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2023, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 16 of our audited annual consolidated financial statements for Fiscal 2023.
Business Combinations
We follow the acquisition method to account for business combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. For intangible assets, we develop the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows, and key assumptions generally consist of the future performance of the related assets, the discount rate, the attrition rate, the royalty rates, and the payments attach rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
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Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield.

Provisions

We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the financial position and operating results of the Company.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as of the specified effective date.
New and amended standards and interpretations adopted
The IASB has issued amendments to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. These amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. We have adopted these amendments as of April 1, 2022. There was no impact on our accounting policies or the audited annual consolidated financial statements as a result of adopting such amendments. There were no other IFRS or International Financial Reporting Interpretations Committee (IFRIC) interpretations effective as of April 1, 2022 that had a material impact on our accounting policies or the audited annual consolidated financial statements.
New and amended standards and interpretations issued not yet effective
At the date of authorization of these financial statements, we have not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective.
The IASB has issued IFRS 17 Insurance Contracts standardizing how to recognize, measure, present and disclose insurance contracts, amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates, amendments to IAS 1 Presentation of Financial Statements requiring companies to disclose their material accounting policy information and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The new IFRS 17 standard and these amendments to IAS 8, IAS 1 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. The IASB has also issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information and they have also issued ammendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback
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transaction. These amendments to IAS 1 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted.
We do not expect that the adoption of the standards listed above will have a material impact on the financial statements in future periods.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 151,368,643 Subordinate Voting Shares and no preferred shares were issued and outstanding as of May 16, 2023.
As of May 16, 2023, there were 521,474 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 521,474 were vested as of such date), 8,300,252 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 2,890,962 were vested as of such date) and 104,167 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company ("Inducement Grants") (of which 104,167 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share.
As of May 16, 2023, there were 277,433 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 276,521 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share.
As of May 16, 2023, there were 75,869 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 16, 2023, there were 5,367,041 RSUs outstanding under the Company’s Omnibus Plan (of which 1,030,451 were vested as of such date) and 273 RSUs outstanding which were Inducement Grants (of which 273 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 16, 2023, there were 524,310 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, "DC&P") are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The CEO and the CFO, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2023 were effective.
Management's Annual Report on Internal Control over Financial Reporting
Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
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Management, including the CEO and CFO, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the CEO and CFO, have determined that the Company's internal control over financial reporting was effective as at March 31, 2023.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as at March 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2023.
Changes in Internal Control over Financial Reporting
The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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